SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 14, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001 -70
Board of Trade 53 3 0000581 8

MATERIAL FACT

CREDIT OF INTEREST ON OWN CAPITAL

We hereby inform shareholders of Brasil Telecom Participações S.A. (“Company”) that the Company’s Senior Management resolved, following a delegation from the Board of Directors specified at a meeting held on December 14th, 2007, the appropriation of Interest on Own Capital in the amount of R$148,700,000.00 (one hundred and forty eight million and seven hundred thousand reais), which corresponds to a gross amount of R$0.410495880 per share or an amount net of income tax of R$0.348921498 per share, common and preferred, pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Brazilian Securities and Exchange Commission’s (Comissão de Valores Mobiliários) Deliberation 207/96.

I – Income Tax Withheld: Income tax at a rate of 15% will be withheld from the amount of Interest on Own Capital, except with respect to those shareholders who demonstrate exemption from tax or eligibility to be taxed at a different rate.

II – Date of the Credit: The credit in the books of Brasil Telecom Participações S.A. of Interest on Shareholders Equity in the total amount of R$148,700,000.00, will be made on December 28th, 2007.

III – Date of Trading “ex-Interest on Own Capital”: As of December 27th, 2007, the Company’s shares will trade “Ex-Interest on Own Capital”, with respect to shares held of record on December 26th, 2007.

IV – Information regarding the Payment of Dividends: The interest on shareholders’ equity shall be charged to dividends with respect to fiscal year 2007 and shall be subject to approval at the Ordinary General Shareholders’ Meeting in 2008. The payment date, when resolved, will be informed through the publication of Notice to Shareholders.

V – Confirmation of Tax Exemption or Different Tax Rate Eligibility: Legal persons who are exempt from the income tax or are eligible to be taxed at a tax rate different than 15%, in compliance with the current law, shall demonstrate such exemption or eligibility to the Custodian Bank – Banco ABN AMRO REAL S.A., Gerenciamento de Acionistas de Terceiros, Av. Brigadeitro Luiz Antônio, 2020/6º Andar – Bela Vista – CEP 01.318 -911 – São Paulo - SP, on or before January 7th, 2008.

VI – Amount Appropriated in Fiscal Year 2007:

DATE OF THE CREDIT	BRAZILIAN EX- DATE	TOTAL APPROPRIATED (R$)	GROSS AMOUNT PER SHARE (R$)	AMOUNT NET OF INCOME TAX PER SHARE (R$)
01/31/2007[1]	02/12/2007	187,600,000.00	0.517533783	0.439903715
12/28/2007[2]	12/27/2007	148,700,000.00	0.410220009	0.348687008

Note:
1 The Gross amount and the amount net of income tax are expressed in reais per one thousand shares.
2 The Gross amount and the amount net of income tax are expressed in reais per share, assuming the share grouping approved at the Extraordinary General Shareholders’ Meeting held on April 27th, 2007.

Brasília, Brazil, December 14th, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.